Exhibit 3(i)

COMCAM INTERNATIONAL, INC.

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

        ComCam International, Inc., a Delaware corporation (the “Corporation”), hereby certifies that:

    A.        The Corporation was incorporated under the laws of the State of Delaware on September 18, 1998, under the name Embedded Technology Groups Inc. On February 10, 1999, the Corporation amended and restated its certificate of incorporation under the name ComCam International, Inc.

B.     The following Amended and Restated Certificate of Incorporation was duly proposed by the corporation’s Board of Directors and duly adopted pursuant to the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

    C.        The following Amended and Restated Certificate of Incorporation was duly adopted by the holders of a majority of shares entitled to vote thereon pursuant to the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware:

    1.        The name of the corporation is ComCam International, Inc.

    2.        The address of the registered office of the Corporation in the State of Delaware is 3511 Silverside Road, Suite 105, Wilmington, Delaware 19810, County of Newcastle. The name of the registered agent of the Corporation in the State of Delaware at such address is Delaware Registry, Ltd.

    3.        The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware (the “Law”).

    4.        The Corporation is authorized to issue 102,000,000 shares of capital stock, of which 100,000,000 shares shall be common stock, par value $.0001 per share, and 2,000,000 shares shall be preferred stock, par value $.0001 per share. The preferred stock may be issued from time to time in one or more series. The Board of Directors (the “Board”) is hereby authorized to fix by resolution or resolutions the designation, powers, preferences and rights of the shares of each such series, and the qualifications, limitations or restrictions thereof.

    5.        The Board is authorized to adopt, amend, or repeal Bylaws.

    6.        The directors of the Corporation need not be elected by written ballot, unless the Bylaws so provide.

    7.        To the extent permitted by the Law, as in effect from time to time, the Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    8.        No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that the foregoing provision shall not eliminate or limit the liability of a director: (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) under section 174 of the Law; or (d) for any transaction from which the director derived an improper personal benefit.

    9.        The following provisions, which may not be amended or repealed without the prior written consent of ACC Investors, LLC, shall apply, if a securities purchase agreement among the Corporation, ComCam, Inc., and ACC Investors, LLC (the “SPA”) is entered into on or before June 30, 2005:

    (a)        After the Distribution (as defined in the SPA) and as long as the Note (as defined in the SPA) is outstanding or ACC Investors, LLC, its members, and their affiliates and associates own beneficially 15% or more of the outstanding shares of the Corporation’s common stock, ACC Investors, LLC, or its designee (“ACC”) shall be entitled to appoint one member of the Board and one member to each committee of the Board (each, a “Committee”) (an individual so appointed, an “ACC Director”).

    (b)        (1) If, from time to time, ACC gives notice to the Corporation of its wish to remove the incumbent ACC Director as a member of the Board and/or a Committee, the incumbent ACC Director shall, immediately upon the Corporation’s receipt of that notice and without further action, cease to be a member of the Board and/or such Committee.

    (2)        If, from time to time, an ACC Director ceases to hold office, ACC shall be entitled to appoint an individual to fill the resulting vacancy by giving notice to the Corporation of the name of the replacement ACC Director and without further action.

    (c)        The Corporation and the Board shall permit a representative of ACC, in addition to the ACC Director, to attend all meetings of the Board.

    (d)        If the Corporation shall have breached any of its obligations set forth in this section 9 and as long as such breach remains uncured, no action of the Board or any Committee shall have any force or effect.

    (e)        ACC will be irreparably damaged if this section 9 is not specifically enforced. If any dispute arises under this section 9, a temporary restraining order or an injunction may be issued restraining action by the Corporation pending the determination of the controversy, without any bond or other security being required. If any dispute arises concerning any of ACC’s rights or obligations under this section 9, that right or obligation shall be enforceable in a court of equity by a decree of specific performance without any bond or other security being required. In connection with any proceeding under this section 9, the Corporation irrevocably consents to an emergency or short-notice hearing. These remedies shall not be exclusive, and shall be in addition to any other remedies ACC may have. The prevailing party in any proceeding under this section 9 shall be entitled to recover from the other party in the proceeding its attorneys’ fees and costs incurred in connection therewith.

    (f)        As used in this section 9, “own beneficially” has the same meaning as under Rule 13d-3 under the Securities Exchange Act of 1934.

    (g)        All notices provided for in this section 9 shall be in writing and shall be (i) delivered in person, (ii) transmitted by telecopy, (iii) sent by first-class, registered or certified mail, postage prepaid, or (iv) sent by reputable overnight courier service, fees prepaid, to the recipient at the address or telecopy number set forth below, or such other address or telecopy number as may hereafter be designated in writing by such recipient. Notices shall be deemed given upon personal delivery, seven days following deposit in the mail as set forth above, upon acknowledgment by the receiving telecopier or one day following deposit with an overnight courier service.

        If to the Corporation, to it at:

1140 McDermott Drive Suite 200 West Chester, Pennsylvania 19380 Facsimile: (610) 436.8079 Attention: Chief Executive Officer

        If to ACC, to it at:

c/o G.C. Andersen Partners, LLC 1330 Avenue of the Americas 36th Floor New York, New York 10019 Facsimile: (212) 842-1540 Attention: Mr. Paul Higbee

COMCAM INTERNATIONAL, INC.

By: /s/ Don Gilbreath Name: Don Gilbreath Title: President